

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

<u>Via Facsimile</u>
Mr. William J. White
Sr. Vice President, Assistant Secretary & Counsel
Lazard Ltd
30 Rockefeller Plaza
New York, NY 10020

> **RE:** **Lazard Ltd**
> **Form 10-K for Fiscal Year ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter ended March 31, 2011**
> **Filed April 29, 2011**
> **Schedule 14A**
> **Filed March 18, 2011**
> **File No. 1-32492**

Dear Mr. White:

We have reviewed your response letter dated June 27, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Schedule 14A Filed on March 18, 2011</u>

<u>Compensation Discussion and Analysis, page 19</u>

<u>Philosophy and Objectives of Our Compensation Programs, page 20</u>

<u>Competitive Compensation Considerations, page 21</u>

1. We note your response to comment seven of our letter dated May 27, 2011. Please note that, as it is used in the context of Regulation S-K Item 402, the term, "benchmarking," has a specific meaning. Refer to Question 118.05 of the Regulation S-K Compliance and

Disclosure and Interpretations. If you continue to use this term in future filings, please clarify the context in which you use the term.

You may contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief